Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

June 21, 2012

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Daniels Corporate Advisory Company, Inc. Amendment No. 12 to Registration Statement on Form S-1; Filed May 29, 2012; File No. 333-169128

Dear Mr. Dang:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated May 18, 2012, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

Please reconcile the disclosure on the cover page that this prospectus relates to the offering of 4,909,971 shares with the disclosure on page 10 referring to 4,809,971 shares offered and outstanding.

Response:  The requested revisions has been made to page 10 of the prospectus, as follows:

Common stock offered	Up to 4,909,971 shares.
Common stock to be outstanding after this offering	4,909,971 shares.
Use of proceeds	We will not receive any proceeds from the issuance of our common stock to the INfe Human Resources stockholders or the sale of shares by the selling stockholders. See “Use of Proceeds.”
Trading symbol

The shares of our common stock are not currently listed for sale on any exchange.  We plan to attempt to have our shares quoted for sale on the “Pink Sheets” or OTC Bulletin Board after the effective date of this prospectus.

Risk factors	An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus.

2.

We note the risk factor subheading on page 15. On page 6 where you disclose that Mr. Viola does not have plans to enter into a change of control transaction, please revise to clarify that he has the ability to effect such transaction, to his benefit, based on his preferred stock, if true.

Response:  The requested revisions has been made to page 6 of the prospectus, as follows:

Daniels Corporate Advisory has no present plans to be acquired or to merge with another company nor does Daniels Corporate Advisory or Mr. Viola have plans to enter into a change of control or similar transaction.  However, due to his ownership of 50,000 shares of our preferred stock, Mr. Viola he has the power to vote 25,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the date of this prospectus.  As a result, Mr. Viola has the power to enter into a change of control or similar transaction with respect to Daniels Corporate Advisory, without the concurrence of any of our other stockholders.  See “Risk Factors – Risks Relating to our Stock.”

Need for Our Services, page 25

3.

We note the revised disclosure in response to comment 3 that clients “can, upon completion of all existing assignments... obtain the contracted services from another party.” It still remains unclear how your exclusive agreement actually prohibits clients from obtaining similar services from another provider.  Please clarify.

Response:  The requested revisions has been made to page 25 of the prospectus, as follows:

While there are no provisions in the exclusive services contracts prohibiting any business /financial services client from entering the corporate strategy consulting business, our management believes it would be prohibitively expensive for the smaller business services firm to do so.  There are no contracted remedies to ensure enforcement of our exclusive agreements.  The exclusive rights agreement is renewable annually, on its one year anniversary date.  Clients can, upon completion of all existing assignments under any existing exclusive rights agreement, obtain the contracted services from another party.  All initial potential clients are from direct, personal relationships.  In the opinion of management, these personal relationships, built over decades by Mr. Viola, create a level of trust in known professionalism and expertise that allows for the client sharing on a multi-year basis, instead of year to year.  These personal relationships are more valuable in obtaining a multi-year renewal of the exclusive rights agreement.  Presently all exclusive rights agreements are for one year.  While the exclusive rights agreement does not prohibit clients from obtaining similar services from another provider, even during assignments, management believes it is very impractical because of the redundant costs entailed.  Corporate strategy assignment start-up costs, which would include a second set of retainers for a firm like Daniels Corporate Advisory as well as direct retention of a second team of expensive support specialists already contracted to Daniels Corporate Advisory, all in support of an originally conceived Daniels Corporate Advisory strategy and its implantation, would be prohibitive.

Attachment A, page 51

4.

We note the revised disclosure in response to comment 6. Please clarify that the applicable liability provisions include, but are not limited to, misstatements or omission in the prospectus.

Response:  The requested revisions has been made to Attachment A to the prospectus, as follows:

As described in the registration statement you and other parties (collectively, the “selling stockholders”) will receive shares of the common stock of the Company (the “Shares”) and as a result, you will be deemed to be an “underwriter” as defined in the Securities Act of 1933, as amended (the “Securities Act”) and the liability provisions under the Securities Act, including, but not limited to misstatements or omissions in the prospectus, will apply to the selling stockholders.  The Company does hereby indemnify each holder of the Shares who receives the Shares as a result of the spin-off as described in the Registration Statement from and against all liabilities pursuant to the Securities Act, in connection with the Registration Statement which may be asserted against such holder of the Shares.

Note 2 – Summary of Significant Accounting Policies, page 58

5.

We note your references to the audited condensed consolidated financial statements. Please revise to clarify that the interim financial statements are unaudited.

Response:  The requested revisions has been made to Note 2 on page 58 of the prospectus, as follows:

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Basis of Presentation:

We have prepared the accompanying audited condensed consolidated financial statements in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) including the instructions to Form S-1 and Rule 10-01 of Regulation S-X. Such rules and regulations allow us to condense and omit certain information and footnote disclosures normally included in audited financial statements prepared in accordance with accounting principles generally accepted in the United States of America. We believe these audited condensed consolidated financial statements reflect all adjustments (consisting of normal, recurring adjustments) that are necessary for a fair presentation of our consolidated financial position and consolidated results of operations for the periods presented. The information included in this Form S-1 should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended February 29, 2012 and February 28, 2011, and the consolidated financial statements and notes thereto included in our Form S-1 for the years ended November 30, 2011 and 2010. The audited consolidated financial information contained in this filing is not necessarily indicative of the results to be expected for any other interim period, or for the full year.

In addition, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Arthur D. Viola,

Chief Executive Officer

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